Filed Pursuant to Rule 424(b)(3)

Registration No. 333-238202

PROSPECTUS SUPPLEMENT

44,829,952 Shares

346,500 Warrants

This Prospectus Supplement supplements the prospectus (as supplemented to date, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 238202) filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2020 and declared effective by the Commission on June 3, 2020. The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 44,829,952 shares of our common stock and up to 346,500 warrants (the “Warrants”), which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $130,484,750 from the exercise of the warrants assuming the exercise in full of all of the Warrants for cash.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On February 19, 2021, we filed a Current Report on Form 8-K with the Commission. The Form 8-K is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 3 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2021

GRID DYNAMICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38685	83-0632724
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

(Address of principal executive offices)

Registrant’s telephone number, including area code: (619) 736-6855

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GDYN	The NASDAQ Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	GDYNW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On February 17, 2021, Grid Dynamics Holdings, Inc., f/k/a ChaSerg Technology Acquisition Corp. (the “Company”) and Riverview Group LLC, an affiliate of Millennium Management LLC (“Holder”), a holder of 6,383,269 the Company’s outstanding publicly traded warrants (the “Public Warrants”) entered into a Warrant Exchange Agreement (the “Exchange Agreement”). The Public Warrants were previously issued pursuant to the Company’s public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus dated October 4, 2018. Pursuant to the Exchange Agreement, the Holder agreed to exchange each of its Public Warrants for 0.3480 shares of the Company’s common stock, i.e., 2,221,378 shares (the “Shares”).

This transaction is exempt from registration under Section 3(a)(9) of the Securities Act, as no commission or other remuneration will be paid or given directly or indirectly for soliciting such transactions.

A copy of the Exchange Agreement is filed with this report as Exhibit 10.1, and is hereby incorporated by reference herein. The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document.

Item 3.02. Unregistered Sales of Equity Securities.

The information required herein is incorporated by reference to Item 1.01 above.

 Item 9.01. Financial Statements and Exhibits.

(a) Exhibits. The exhibit listed in the following Exhibit Index is filed as part of this current report.

Exhibit No.	Description
10.1	Warrant Exchange Agreement, dated as of February 17, 2021, between Grid Dynamics Holdings, Inc. and the Holder.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2021	GRID DYNAMICS HOLDINGS, INC.

	By:	/s/ Anil Doradla
	Name:	Anil Doradla
	Title:	Chief Financial Officer

2

Exhibit 10.1

WARRANT EXCHANGE AGREEMENT

THIS WARRANT EXCHANGE AGREEMENT (this “Agreement”), dated as of February 17, 2021, is by and between Grid Dynamics Holdings, Inc., a Delaware corporation, f/k/a ChaSerg Technology Acquisition Corp. (the “Company”), and the holder named on the signature page hereto (the “Holder”).

WHEREAS, the Holder is the record and beneficial owner of public Warrants to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at an exercise price of $11.50 per share (the “Warrants”), which were originally issued by the Company in its registered public offering of units consisting of Common Stock and Warrants made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on October 4, 2018 (the “Registered Offering”);

WHEREAS, as of the date hereof, Holder is the owner of the Warrants set forth on the Holder’s signature page hereto;

WHEREAS, on the date hereof, there are issued and outstanding Warrants to purchase an aggregate of 10,999,994 shares of Common Stock; and

WHEREAS, the Company and the Holder desire to cancel and retire the Warrants in exchange (the “Exchange”) for shares of Common Stock (the Exchange Shares”) at a ratio of 0.3480 of a share of Common Stock per Warrant (without payment of the exercise price therefor) under the terms of this Agreement with the Holder, in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, it is hereby agreed as follows:

1. Warrant Exchange. Pursuant to Section 3(a)(9) of the Securities Act, the Holder hereby agrees to convey, assign and transfer the Holder’s Warrants to the Company, in exchange for which the Company agrees to issue the Exchange Shares to the Holder. No later than the second business day after the execution and delivery of this Agreement by the Company, in connection with the Exchange, the Company shall cause its transfer agent to deliver to the Holder the Exchange Shares by electronic delivery at the applicable balance account at the Depositary Trust Company (“DTC”) in accordance with the instructions provided to the Company in writing by the Holder on the signature page of this Agreement. Effective upon the Holder’s receipt of such Exchange Shares, all of the Warrants held by the Holder will be deemed cancelled and all rights of the Holder thereunder will terminate and be deemed waived. As soon as commercially practicable following the date hereof, the Holder shall return in physical form or through book-entry transfer all certificates or book-entry notations representing the Warrants to be exchanged for the Exchange Shares.

2. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Holder as follows:

2.1 The Company has full power and authority and, assuming the accuracy of the representations of the Holder contained herein, has taken all requisite action on the part of the Company, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of this Agreement, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the issuance and delivery of the shares of Common Stock issuable upon the exchange of the Holder’s Warrants pursuant to this Agreement.

2.2 This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy.

2.3 The consummation of this Agreement, including the issuance of the Exchange Shares, will not obligate the Company to issue shares of Common Stock or other securities to any other person or entity and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

2.4 Upon the due exchange of the Holder’s Warrants pursuant to this Agreement, the Exchange Shares will be validly issued, fully paid and non-assessable free and clear of all Encumbrances (as defined below), except for restrictions on transfer imposed by applicable securities laws and except for those created by the Holder. The Company has reserved a sufficient number of shares of Common Stock for issuance upon the exchange of the Warrants pursuant to this Agreement.

2.5 Assuming the accuracy of the representations of the Holder contained herein, the authorization, execution, delivery and performance of this Agreement require no consent of, action by or in respect of, or filing with, any person, entity, governmental body, agency, or official other than filings that have been made pursuant to applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws which the Company undertakes to file within the applicable time periods.

2.6 The authorization, execution, delivery and performance of this Agreement, and the authorization, issuance and sale of the Exchange Shares upon the due exchange of the Holder’s Warrants pursuant to this Agreement will not (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under the Company’s Certificate of Incorporation or the Company’s By-laws, both as in effect on the date hereof, or (b) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any subsidiary or any of their respective assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Encumbrance or other adverse claim upon any of the properties or assets of the Company or any subsidiary or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material contract of the Company or any subsidiary.

2.7 The Exchange Shares have been duly authorized and, assuming the accuracy of the representations of the Holder contained herein, will be validly issued, fully paid and nonassessable. Assuming the Warrants were purchased by the Holder in or following the Company’s Registered Offering and the Holder is not an “Affiliate” (as such term is defined in Rule 405 promulgated under the Securities Act) of the Company and will not be an Affiliate of the Company upon the consummation of the Exchange, the Exchange Shares will be issued to the Holder without legend and will be freely tradable by the Holder.

3. Representations, Warranties and Covenants of the Holder. The Holder hereby represents and warrants to the Company as follows:

3.1 If the Holder is an entity, the Holder is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to enter into this Agreement and to perform its obligations hereunder. If the Holder is an individual, the Holder is legally competent and has the legal capacity to enter into this Agreement and to perform his or her obligations hereunder.

3.2 The execution, delivery and performance by the Holder of this Agreement have been duly authorized and this Agreement constitutes the valid and legally binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

3.3 All investment representations and warranties previously made by the Holder to the Company in connection with the Holder’s acquisition of the Warrants are hereby confirmed with respect to the Warrants and the Exchange Shares.

3.4 The Holder owns the Holder’s Warrants beneficially and of record, free and clear of any liens, pledges, options, security interests, claims, third party rights, charges or any other restrictions or encumbrances of any nature whatsoever (collectively, “Encumbrances”), other than restrictions upon transferability of the Warrants arising under applicable securities laws. There are no agreements (i) granting any option, warrant or right of first refusal with respect to the Warrants to any person or entity, (ii) restricting the right of the Holder to exchange the Warrants in accordance with the terms of this Agreement, or (iii) restricting any other right of the Holder with respect to the Warrants. Except as provided below, the Holder shall not (i) transfer, or consent to any transfer of, any or all of the Warrants or any interest therein, or create or permit to exist any Encumbrance on the Warrants, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Warrants, or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder. The Holder hereby acknowledges that the Company shall be entitled to refuse to effect the transfer of any Warrants not in compliance with the terms of this Agreement.

3.5 Neither the Holder nor anyone acting on behalf of the Holder has received any commission or remuneration directly or indirectly in connection with or in order to solicit or facilitate the Exchange. The Holder understands that the Exchange contemplated hereby is intended to be exempt from registration by virtue of Section 3(a)(9) of the Securities Act. The Holder understands that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein for purposes of qualifying for the exemption under Section 3(a)(9) of the Securities Act as well as qualifying for exemptions under applicable state securities laws.

3.6 The Holder has, in connection with its decision to acquire the Exchange Shares, relied with respect to the Company and its affairs solely upon the Company’s filings with the SEC and the representations and warranties of the Company contained herein and disclaims reliance on any other representations and warranties or the completeness thereof. The Holder understands and acknowledges that the Company is in possession of information about the Company and its securities (which may include material non-public information) that may or may not be material or superior to information available to the Holder, and the Holder has specifically requested that it not be provided with any such information. The Holder acknowledges that, in the event the Holder completes the Exchange, it is doing so without any reliance on the Company. The Holder and the Company understand and acknowledge that neither party would enter into this Agreement in the absence of the representations and warranties set forth in this paragraph, and that these representations and warranties are a fundamental inducement to the parties in entering into this Agreement. The Holder hereby waives any claim, or potential claim, it has or may have against the Company relating to the Company’s possession of material non-public information.

3.7 The Holder understands that nothing in this Agreement or in connection with the exchange of the Warrants and issuance and acquisition of the Exchange Shares constitutes legal, tax or investment advice. The Holder has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its acquisition of the Exchange Shares. With respect to such matters, the Holder relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Holder understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

3.8 The Holder is not, in the past three years has not been, and upon consummation of the Exchange contemplated herein will not be, an “interested stockholder” of the Company as defined in Section 203 of the Delaware General Corporation Law.

4. Issuance of Form 8-K. On or before 9:00 a.m. (New York City time) on Monday, February 22, 2021, the Company shall file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing all material terms of the transaction contemplated hereunder (“8-K Filing”). From and after the issuance of the 8-K Filing, the Company represents to the Holder that it shall not be in possession of any material, nonpublic information received from the Company or any of its officers, directors, employees or agents, that is not disclosed in the 8-K Filing. In addition, effective upon the filing of the 8-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company or any of its officers, directors, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, related to the transactions contemplated hereby or with respect to information shared in connection herewith shall terminate.

5. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the Company and the Holder regarding the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between them with respect to the subject matter hereof. This Agreement may only be amended by an agreement in writing executed by all of the parties hereto.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles that would require the application of any other law.

[Signatures follow on next pages]

IN WITNESS WHEREOF, the Holder and the Company have executed this Agreement as of the date set forth on the first page of this Agreement.

GRID DYNAMICS HOLDINGS, INC.

By:	/s/ Anil Doradla
	Name:	Anil Doradla
	Title:	Chief Financial Officer

NAME OF HOLDER:

RIVERVIEW GROUP LLC

By: INTEGRATED HOLDING GROUP LP, ITS MANAGING MEMBER

By: MILLENNIUM MANAGEMENT LLC, ITS GENERAL PARTNER

By:	/s/ Vijay Pant
Name:	Vijay Pant
Title	Treasurer
Address:

E-Mail:

DWAC INSTRUCTIONS

Broker Name and DTC Number:

Account Number at DTC Participant
(if applicable):

Number of Warrant shares issuable upon exchange of Warrants:*

6,383,269

Number of Exchange Shares:†

2,221,378

*	Without regard to any limitations on exercise set forth in the Warrants.

†	Fractional shares to be rounded up to the nearest whole number of Exchange Shares to be issued to the Holder.